CMX GOLD & SILVER CORP.

P.O. Box 74113

148 – 555 Strathcona Blvd. SW

Calgary, Alberta

Canada T3H 3B6

Telephone: (403) 457.2697

January 13, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Attention: John Reynolds

      Assistant Director

      Office of Beverages, Apparel, and Mining

Dear Mr. Reynolds:

Re: CMX Gold & Silver Corp.

      Offering Statement on Form 1-A

      Filed October 23, 2015

      File No. 024-10490

Further to your comment letter dated December 22, 2015, we submit this letter in response to the matters addressed therein. For ease of reference, we have incorporated your comment in this response and provide our response thereto. Concurrent herewith, we have filed on EDGAR an Amended Part II Offering Circular.

Plan of Distribution, page 10

1.  We note your response to comment 2 and revised disclosure stating that you anticipate several closings to allow access to investor funds in stages. It is unclear if and how you intend to restrict your ability to access funds delivered with subscriptions. Please revise to clarify, if true, that funds will be delivered to you and available for your use upon receipt. Please also confirm to us your understanding that the terms of this continuous offering are not subject to change at the time of separate “closings.”

Response:

We do not intend to restrict our access to funds delivered to CMX with subscriptions.  Checks or funds delivered will be deposited in the Company’s general corporate account and once the funds have cleared the subscription will be accepted and the funds will be available to the Company.  Our intention is to do timely periodic closings so that common shares and warrants are delivered to investors within a reasonable period of time after receipt of the subscriptions.  We have revised the wording in “Item 5 – Plan of Distribution” to clarify that funds will be delivered to CMX and available for the Company’s use upon receipt.

We confirm our understanding that the terms of the continuous Offering will remain the same as set forth in the Offering Circular throughout all of the separate “closings”.

Other revisions:

We have changed the Offering price from $0.08 per unit to $0.075 per unit based on a lower Canadian dollar. Accordingly, we have reduced the maximum funds raised under the Offering to $450,000.  The exercise price of the share purchase warrant was reduced to $0.15 from $0.16 per share.  The changes to the price and the amount raised have been made on the face page of the Offering Circular and under “Item 6 – Use of Proceeds”.

We inserted a sentence on the face page clarifying that there is no offer made to residents of Canada. This was a requirement in the exemptive relief order of the Alberta Securities Commission issued in Canada in connection with the Offering as there was no exemption available to CMX in Canada for the Offering.

We have added a paragraph under “Item 7 – Description of Business…” under the new heading “January 11, 2016 Private Placement” on page 12 to provide disclosure on a recently announced financing in Canada.

We also corrected a few typos and made some minor non-material revisions. We trust you find the foregoing responses to your comment letter satisfactory.  Subject to your office having no further comments, we are anticipating that we will be in a position to request that the SEC qualify our Form 1-A filing.

Sincerely,

CMX GOLD & SILVER CORP.

“Jan M. Alston”

President & CEO